09055727

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41662

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Van Liew Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Regency Plaza, Suite One
(No. and Street)

Providence (City) | Rhode Island (State) | 02903 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin M. Oates — 401-272-2510 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DiSanto, Priest & Co.
(Name – *if individual, state last, first, middle name*)

117 Metro Center Blvd, Suite 3000 (Address) | Warwick (City) | Rhode Island (State) | 02886 (Zip Code)

PROCESSED
MAR 13 2009
THOMSON REUTERS

SEC Mail Processing Section
FEB 26 2009
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB
3/12

OATH OR AFFIRMATION

I, Kevin M. Oates, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Van Liew Securities, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Kevin M. Oates
Signature

Treasurer
Title

Kathleen A. Wiggins
Notary Public

Kathleen A. Wiggins, Notary
State of RI #38243
My commission expires 11-14-09

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VAN LIEW SECURITIES, INC.

FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2008 AND 2007

VAN LIEW SECURITIES, INC.
TABLE OF CONTENTS
DECEMBER 31, 2008 AND 2007

DiSanto
Priest & Co.
Certified Public Accountants

John J. Brough, Jr., CPA/ABV, MST
Emilio N. Colapietro, CPA, MST
Robert A. D'Amico, CPA, CFP®, MST
David P. DiSanto, CPA, MST
Thomas N. Forsythe, CPA, MST
James Martin, CPA
William R. Pirolli, CPA
Frank T. Sciuto, CPA/PFS, CFP®, MST

Richard A. DeMerchant, CPA, CVA, MST
Martin I. Dittelman, CPA
Norman C. Gessman, CPA
Lawrence D. Kortick, CPA, MST
Burt Priest, CPA

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Van Liew Securities, Inc.
Providence, Rhode Island

We have audited the accompanying statement of financial condition of Van Liew Securities, Inc. as of December 31, 2008 and 2007, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Van Liew Securities, Inc. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

DiSanto, Priest + Co.

February 17, 2009

Alliott Group

117 Metro Center Boulevard • Suite 3000 • Warwick, Rhode Island 02886 • Telephone 401.921.2000 • Facsimile 401.921.2010

VAN LIEW SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008 AND 2007

ASSETS

	2008	2007
Current assets:		
Cash and cash equivalents	$ 93,439	$ 98,043
Fees and commissions receivable	675	21
Total assets	$ 94,114	$ 98,064

LIABILITIES AND STOCKHOLDER'S EQUITY

	2008	2007
Current liabilities:		
Accounts payable	$ 14	$ 22
Intercompany payable	500	5,700
Total liabilities	514	5,722
Stockholder's equity:		
Common stock; no par, 1,000 shares authorized, issued and outstanding	100	100
Additional paid-in capital	55,200	55,200
Retained earnings	38,300	37,042
	93,600	92,342
Total liabilities and stockholder's equity	$ 94,114	$ 98,064

See accompanying notes and auditors' report.

VAN LIEW SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
Revenues:		
Commissions	$ 4,143	$ 1,073
Interest	1,511	2,565
Other income	-	35,000
	5,654	38,638
Expenses:		
Commissions	617	268
Other operating expenses	3,279	3,487
	3,896	3,755
Income before income taxes	1,758	34,883
Income taxes	500	5,700
Net income	$ 1,258	$ 29,183

See accompanying notes and auditors' report.

VAN LIEW SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	Capital Stock	Additional Paid-in Capital	Retained Earnings
Balance, December 31, 2006	$ 100	$ 55,200	$ 7,859
Net income	-	-	29,183
Balance, December 31, 2007	100	55,200	37,042
Net income	-	-	1,258
Balance, December 31, 2008	$ 100	$ 55,200	$ 38,300

See accompanying notes and auditors' report.

VAN LIEW SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
Cash flows from operating activities:		
Net income	$ 1,258	$ 29,183
Adjustments to reconcile net income to net cash		
provided by (used in) operating activities:		
(Increase) decrease in operating assets:		
Fees and commissions receivable	(654)	8
Increase (decrease) in operating liabilities:		
Accounts payable	(8)	(209)
Intercompany payable	(5,200)	5,200
Total adjustments	(5,862)	4,999
Net cash provided by (used in) operating activities	(4,604)	34,182
Increase (decrease) in cash and cash equivalents	(4,604)	34,182
Cash and cash equivalents, beginning	98,043	63,861
Cash and cash equivalents, ending	$ 93,439	$ 98,043
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Taxes	$ 5,700	$ 500

See accompanying notes and auditors' report.

VAN LIEW SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

1. **Summary of significant accounting policies**

Description of business

Van Liew Securities, Inc. (the "Company") was incorporated as MFS Distributors, Inc. on August 10, 1989 under the laws of the State of Delaware. A Certificate of Amendment was filed on October 18, 1989 changing the name of the corporation to Van Liew Securities, Inc. On May 31, 1990, Van Liew Securities, Inc. became a wholly owned subsidiary of Van Liew Capital, Inc. The Company is a registered broker-dealer under the Securities and Exchange Act of 1934.

On May 31, 1990, the Company entered into an agreement with VLC Trust to act as the principal underwriter and distributor of Ocean State Tax Exempt Fund, an open-end non-diversified investment company organized in August, 1986, as a Massachusetts business trust. Under normal market conditions, at least 80% of the Fund's net assets were invested in Rhode Island obligations.

In October, 2008, the Narragansett Insured Tax Free Income Fund merged with the Ocean State Tax Exempt Fund and each shareholder of the Ocean State Tax Exempt Fund became a shareholder of the Narragansett Insured Tax Free Income Fund. The Company became a selling group member for the Narragansett Insured Tax Free Income Fund that maintains the accounts of former Ocean State Tax Exempt Fund shareholders and maintains the ability to open new Narragansett Insured Tax Free Income Fund accounts.

Revenue recognition

Sales commissions are recorded as revenue at the time the underwriting is completed and the income is reasonably determinable.

Cash and cash equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Income taxes

The Company is a wholly owned subsidiary of Van Liew Capital, Inc. and is included in the consolidated tax return.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2008 and 2007, the Company had net capital of $93,600 and $92,342, respectively, which was $88,600 and $87,342, respectively, in excess of its required net capital of $5,000 at December 31, 2008 and 2007. The Company's net capital ratio was .01 and .06 to 1 for 2008 and 2007, respectively.

3. Income taxes

The components of income tax expense are as follows:

	2008	2007
Federal	$ -	$ 5,200
State	500	500
	$ 500	$ 5,700

SUPPLEMENTARY INFORMATION

DiSanto
Priest & Co.
Certified Public Accountants

John J. Brough, Jr., CPA/ABV, MST
Emilio N. Colapietro, CPA, MST
Robert A. D'Amico, CPA, CFP®, MST
David P. DiSanto, CPA, MST
Thomas N. Forsythe, CPA, MST
James Martin, CPA
William R. Pirolli, CPA
Frank T. Sciuto, CPA/PFS, CFP®, MST

Richard A. DeMerchant, CPA, CVA, MST
Martin I. Dittelman, CPA
Norman C. Gessman, CPA
Lawrence D. Kortick, CPA, MST
Burt Priest, CPA

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

To the Board of Directors of
Van Liew Securities, Inc.
Providence, Rhode Island

Our report on our audits of the basic financial statements of Van Liew Securities, Inc. for 2008 and 2007 appears on page one. Those audits were conducted for the purpose of forming an opinion on the basic financial statements taken as whole. The supplementary information presented in Schedules 1 and 2 is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

DiSanto, Priest + Co.

February 17, 2009

117 Metro Center Boulevard • Suite 3000 • Warwick, Rhode Island 02886 • Telephone 401.921.2000 • Facsimile 401.921.2010

VAN LIEW SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008 AND 2007

	2008	2007
Net capital:		
Total stockholder's equity	$ 93,600	$ 92,342
Deductions:		
Non-allowable assets:		
Equipment	-	-
Net capital	$ 93,600	$ 92,342
Aggregate indebtedness:		
Accounts payable	$ 14	$ 22
Intercompany payable	500	5,700
Aggregate indebtedness	$ 514	$ 5,722
Computation of basic net capital requirement:		
Minimum net capital required (based on aggregate indebtedness)	$ 100	$ 100
Minimum dollar requirement	$ 5,000	$ 5,000
Net capital requirement	$ 5,000	$ 5,000
Excess net capital at 1,500%	$ 88,600	$ 87,342
Excess net capital at 1,000%	$ 93,548	$ 91,770
Ratio: aggregate indebtedness to net capital	.01 to 1	.06 to 1
Reconciliation with Company's computation:		
(Included in Part 11 of Form X-17A-5 as of December 31, 2008 and 2007)		
Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$ 93,600	$ 97,542
Federal tax payable	-	5,200
	$ 93,600	$ 92,342
Net capital per above	$ 93,600	$ 92,342

VAN LIEW SECURITIES, INC.
STATEMENT OF EXEMPT STATUS

Van Liew Securities, Inc. is a corporation organized under the laws of the State of Delaware and is a registered broker-dealer under the Securities and Exchange Act of 1934. The firm has been engaged in the business of underwriting and distributing mutual funds. The firm does not handle, receive or invest funds or securities for customers and is thereby exempt from the requirement for a computation for determination of reserve requirements pursuant to Rule 15c3-3. In addition, it is exempt from reporting information relating to the possession or control requirements under Rule 15c3-3.

DiSanto Priest & Co.
Certified Public Accountants

John J. Brough, Jr., CPA/ABV, MST
Emilio N. Colapietro, CPA, MST
Robert A. D'Amico, CPA, CFP®, MST
David P. DiSanto, CPA, MST
Thomas N. Forsythe, CPA, MST
James Martin, CPA
William R. Pirolli, CPA
Frank T. Sciuto, CPA/PFS, CFP®, MST

Richard A. DeMerchant, CPA, CVA, MST
Martin I. Dittelman, CPA
Norman C. Gessman, CPA
Lawrence D. Kortick, CPA, MST
Burt Priest, CPA

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY THE SECURITIES AND EXCHANGE COMMISSION RULE 17A-5

To the Board of Directors of
Van Liew Securities, Inc.
Providence, Rhode Island

In planning and performing our audits of the financial statements of Van Liew Securities, Inc., as of and for the years ended December 31, 2008 and 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

117 Metro Center Boulevard • Suite 3000 • Warwick, Rhode Island 02886 • Telephone 401.921.2000 • Facsimile 401.921.2010

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination or significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 and 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Di Santo, Priest + Co.

February 17, 2009

END

DiSanto Priest & Co.
Certified Public Accountants